Exhibit 99.4 PROGRESS | INTERGRATION | PROSPECTS Individual Sales System Reform Tianjin 2023.10.31

FORWARD-LOOKING STATEMENT Certain statements contained in this presentation may be viewed as “forward-looking statements” as defined by Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may mean that the actual performance, financial condition or results of operations of the Company could be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 December 2022 filed with the U.S. Securities and Exchange Commission, or SEC, on 21 April 2023; and in the Company’s other filings with the SEC. You should not place undue reliance on these forward-looking statements. Unless otherwise stated, all information provided in this presentation is as of the date of this presentation, and the Company undertakes no duty to update such information, except as required under applicable law. Unless otherwise indicated, the Chinese insurance market information set forth in this presentation is based on public information released by the National Administration of Financial Regulation (NAFR). Note: The financial data contained in this presentation have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited.

Building a World-Class Life Insurance Company

中国人寿 CHINA LIFE

1996-1999 — Start-up

Introduced individual agent system

1999-2003 — Rapid development

Accelerated development, with individual agent force reaching 650,000

2003-2008 — Refining management system

Strived to develop regular premiums business and risk-based business, with premiums from individual agent channel exceeding RMB100 billion

2008-2013 — Optimization of business structure

Accelerated development of medium-to-long-term regular premiums business, with premiums from individual agent channel approaching RMB 200 billion

2014-2020 — Transformation and upgrades

Steadily promoted the "innovation-driven development strategy", with individual agent force exceeding 1.5 million

2020 to date — High-quality development

Focus on both quantity and quality of sales force, with gross written premiums exceeding RMB 600 billion

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Origin

Regulatory Guidance 2022.11 2023.10 2023.09 Notice on Strengthening the Opinions on Further Improving Management for Promoting Measures for the the Individual Agent System of Stable and Healthy Administration of Insurance the Life Insurance Industry Development of Life Sales Activities (Consultation) Insurance Business To optimize the design of the individual Insurance companies and insurance To fulfill the responsibility of agent system and the commission and intermediaries shall fulfill the main management and control, and strictly incentives distribution mechanism, and responsibility of sales management, align sales practices with regulatory regularize product sales and service establish and improve the management filings to regularize sales activities and innovation. system of insurance sales, strengthen the protect the legitimate rights of clients. management of the sales personnel they entrust over the authenticity of their identity and their sales business, and regularly check and evaluate the effectiveness and implementation of the system. 5 5

Market Evolvement

CHINA LIFE

01 Diversified Client Needs



The post-80s and post-90s generations have become the main force of current and future insurance purchases, with more digitalized product access and more refined demands.



The post-60s and post-70s-generations gradually retiring have diversified demands on protection, pension and health.

02 Rational Decision-making

44% When choosing financial products and services, 44% make independent decisions based on their own experience and knowledge.

27% consult third-party professionals.

11% are guided by insurance agents.

Clients with higher education are more inclined to **rely on their own** knowledge and experience to make investment decisions. Those with lower levels of education are more inclined to follow the advice of agents or acquaintances.

03 Influence of the Internet on Information Access

51%

obtain financial product information through the Internet.

The post-80s and post-90s generations prefer obtaining **financial information** from **the Internet**.

Source: Consumer Financial Literacy Survey and Analysis Report 2021, PBOC

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Industry Trends Peer Competition Channel Financial Sector Competition Competition Emerging channels including Leading insurance companies Banks, brokerages, funds, bancassurance, intermediary have started to innovate their and family offices make brokers, and the Internet are agent channels and drive deployment in individual growing rapidly. agent transformation. finance and insurance market. 7

Development Requirement Market Background: Talent dividend Core Drivers: Professionalism + Service Market Background: Demographic dividend Change of Development Model: growth engine Upgrading of protection and Core Drivers: productivity-driven growth Sales + Product Second growth curve Development Model: Popularization of protection and expansion of scale First growth curve Stage 8

Progress

China Life‘s individual agent system reform follows regulatory guidances, responds to market demands, leverages its own strengths, and optimizes the fundamentals with the support of its ecosystem and technology, through measures such as structural adjustment, foundation reinforcement and rural area in-depth cultivation, so as to achieve higher-quality and more efficient development. The Company seizes new opportunities of market segmentation, deploys new sales strategy, caters to the demands of the new generation of clients, and enhances development with innovation.

Reform Principles Client-centric Breakthrough Approach through Innovation Making Progress Coordinated while Maintaining Development Stability 11

Reform Direction Specialization Professionalism Integration 12

Reform Details Building a World-Class Life Insurance Company Six measures to establish new agent team 1.1 1.2 1.3 New positioning New framework New system 1.4 1.5 1.6 New sales Mode New empowerment New development Six measures to upgrade existing sales force 2.1 2.2 2.3 Agent development Structural upgrade Foundation upgrade upgrade 2.4 2.5 2.6 Regional upgrade Sales upgrade Service upgrade Technology and Ecosystem support reform and development Creation of Products and Empowerment of Sales Services Ecosystem with Technology 13

Six Measures to Establish New Sales Team (Seed Plan) New New Development Positioning New New Framework Empowerment New System New Sales Mode 15

New Positioning ◼ Goal: To become a long-term partner in safeguarding the health and wealth of people, Seed Plan serving their pursuit of a better life, and upgrading their protection. ◼ Positioning: Adhere to the concept of specialization, value and integration; build up Financial Life Planner new sales layout under market segmentation, leading the industry innovation. 16

New Framework Manager Operation manager of production units Transitioning from multi-layer to flat organizational structure Partner Transitioning from one person Team operation taking multiple responsibilities manager to specialization Planner 合伙人 Integrated financial & insurance service provider 17

New System Lift recruitment standards 18 18

New Sales Mode Search for clues 1 Create unique sales Provide multi- Client access and model dimensional values 2 acquisition and trust 1 building Integration of scenario Pre-sales risk mitigation, marketing, content precise decision-making Goal Setting production and technology during sales, and after-sale Sales empowerment 3 economic compensation Define sales Path strategy Contract- Complete Information signing service Quantify Client 1 demands referral Offer solutions Improve sales efficiency and reduce difficulty 19

New Empowerment Comprehensive Precise Market-oriented Provide supports based Form a pattern of Accurately match the on commonality + encouraging experience target, content and personality , and build output and mutual timing of empowerment a steadiness + empowerment through with intelligent agility empowering the marketization of supports system mechanisms and content 20

New Development Breakthrough of circles Direct recruitment Adhere to high standards “Company recruitment” + Undergraduates from universities “individual recruitment” in first-and second-tier cities Direct recruitment of agents Management model adaptation Integrated operation Establish a management On-line and off-line integrated work model model adapted to the new Independent, convenient and open generation agents Balance between delegation and control 21

Six measures to Upgrade Existing Sales Force (Sales Channel Strengthening Program) Service Structure Upgrade Upgrade Sales Agent Upgrade Development Foundation Regional Upgrade Upgrade Upgrade 22

Structure Upgrade Upgrade team structure and strengthen professional competence Optimize productivity structure Optimize age structure Zhongxin Project, Team Building 4.0, Evergreen Project and Star Project 2.4 pps 7 Percentage of medium-to-high Pilot branches productivity agents increased Optimize capability structure Lingyue Project Tengyue Project Chuoyue Project 5,000+ 40,000+ 54% Cultivate elite agents with Training coverage for new agents Cultivate team managers million level FYP with less than 1 year experience 23

Increase income Implementation at work Enhance skills Professional training Increase activities Standardization Acquire clients Technology support Agent Development Upgrade Upgrade training and empowerment, and innovate new agent development Build a new generation of Standardized premiums professional and specialized agents per new agent Resource Habit Skill 39% allocation formation enhancement “Integrated new agent development” operation model Monthly average retention rate of new agents with less than 1 year experience 7 pps Standardized daily, weekly and monthly work patterns 24

Foundation Upgrade Upgrade management and strengthen operational units Field offices upgrade plan Build self-operated, efficient, healthy and sustainable field offices Tutoring and Goal Activity 6% management management training Average productivity of field offices Improve Income Self- Plan Personnel quantity Targeted Self- Optimize Technical target develop- manage- classifica- standards and tutoring motivation tool setting ment ment tion quality Time management Mechanism Conference Working Honors and Technology innovation operation model incentives platform 25

Regional Upgrade Upgrade county and rural operations and deeply explore lower-tier markets Differentiated Strategic Clear model distribution ＋＋ positioning Standardized premiums YoY First-year regular premiums YoY FYRP with 10y+ payment duration YoY 3% 8% 10% 26

Sales Upgrade Upgrade sales model to match client demands Implement day-to-day client management Deepen diversified Digital support for system sales model the whole process 80 million + 350 130,000 All institutions covered Sales leads pushed Daily average number of agents serviced 27

Service Upgrade Provide a full range of services to support sales No.1 in the RMB170 99.7% million industry Regulator Claim acceptance Daily claim assessment on rate settlement consumer protection 28

Blueprint for the New Team, Upgrading of Existing Teams; Complementing Each Other 29

Ecosystem and Technology Support Reform and Development 30

Products and Services Ecosystem Wealth Accompany clients at life milestones and serve them throughout the whole life cycle Provide matched financial and insurance products and services to families Property Parenting Marriage Retirement Heritage purchase Offer ecosystem services to enhance the sense of value of life insurance Enter products workforce Age 31

Empowerment of Sales with Technology Ling Xiao Platform Ling Yu Platform Social media channels Video Planner Client Material Continuous （A） （C） Financial WeChat service consultation TikTok Information Strategy Risk Risk Kuaishou compensation mitigation Creation Precise Financial Course decision planning Official Verification making Xiaohongshu content …… 32

Eight Reform Programs Accelerate reforms in quality, efficiency and driving forces PARTY BUILDING TALENTS DEVELOPMENT SALES CHANNEL FOUNDATION PROGRAM PROGRAM STRENGTHENING PROGRAM INTEGRATED SALES CLIENT RESOURCES GOVERNMENT-CORPORATE SYNERGY PROGRAM MANAGEMENT PROGRAM COLLABORATION PROGRAM HEALTHCARE AND SENIOR CARE FINTECH AND DIGITALIZATION PROGRAM ECOSYSTEM PROGRAM 34

Reform Outlook 2023 2024 2025 Research & Pilot Expansion Design 2025 Establish new sales team under Upgrade existing agent teams under Seed Plan Sales Channel Strengthening Program Drive expansion with 3-5 New policies productivity per agent increased by demonstration projects 30% compared with 2022 35

Those Pro-actively Reform Progress; Those Stand Still Regress. 20 Years of Concerted Efforts; The Beginning of a New Journey. 36

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